

April 23, 2013

Adriaan Reinders
Chief Executive Officer
Standard Drilling, Inc.
870 Market Street, Suite 828
San Francisco, CA 94102

> **Re: Standard Drilling, Inc.**
> **Current Report on Form 8-K**
> **Filed February 14, 2013**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 1, 2013**
> **File No. 000-51569**

Dear Mr. Reinders:

We have reviewed the filings referenced above and have the following comments which supplement the comments previously delivered to you in our letter dated March 27, 2013. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As described on your website, your social network for entrepreneurs enables members to present a proposal seeking funding that you will match with potential investors. Please revise where appropriate, including the business section, to clarify how you will be compensated for your services in facilitating capital formation, and describe how your fundraising services will be rendered. Your description should provide specificity as to how your fundraising services operate with examples, including how you market, obtain, and interact with potential investors and the members that seek such funds for their

entrepreneurial ventures. In addition, please clarify what steps you use to screen potential investors or members, and describe any conditions that potential investors and investors must satisfy.

2. Your E-Factor website allows unregistered users to view member profiles and includes a link where the public may seek more information if they are interested in becoming an investor of a particular member. Please revise to describe this feature of your website in the summary, business and management's discussion and analysis sections. Further, please revise to state the significance of this service is to your overall business in quantitative terms. Provide us with the number of matches you have made, number of inquiries you received, number of registered members seeking investment funds through your website, and other applicable quantitative data regarding your activities in the area.

3. Please provide disclosure in your management's discussion and analysis section and other appropriate places that clarifies the impact of the share issuances to former E-Factor shareholders at the initial stage of the share exchange, at the second round of shares of issued to E-Factor shareholders, upon the proposed 40-for-1 reverse stock split occurs, and after the acquisition of Home Training Initiative.

Entry into a Material Definitive Agreement, page 2

4. Your description of the E-Factor share exchange agreement in your current report, your preliminary information statement, and your annual report fails to describe significant terms of that agreement. A key provision of the share exchange agreement is that a significant portion of the consideration to be received by the former shareholders of E-Factor consists of additional shares to be distributed subsequent to closing of the acquisition. Similarly, the role of the reverse stock split as part of the acquisition transaction is not clearly described. We note that Standard Drilling currently has insufficient authorized shares to issue the additional shares and that the reverse stock split effectively creates additional authorized shares that are sufficient in number to enable the company to pay the undelivered portion of the share exchange consideration. In each section where you discuss the share exchange you should discuss the contractual obligation to issue additional shares of common stock to the E-Factor shareholders, together with a discussion of the preferred stock. It appears that the preferred stock was issued because of the lack of sufficient authorized common shares to provide the consideration the E-Factor holders sought from the transaction. Please advise us in this regard and discuss the purpose and effect of the preferred stock component of the transaction consideration. Describe the material rights and privileges of the preferred stock including its voting rights, automatic and discretionary conversion provisions, economic participation rights, and any other material rights of the preferred.

5. Also discuss the changes in the nominal number of shares and voting power prior to and after the reverse stock split showing the effect on shareholder prior to the transaction with

E-Factor and on the former E-Factor shareholders. In particular, the dilution of the voting power of the pre-reverse merger Standard Drilling shareholders should be highlighted. Please provide similar disclosure in your preliminary information statement and annual report as well.

6.   It appears E-Factor Corp. entered into share exchange agreements to acquire two United Kingdom companies, Home Training Initiative Ltd. and MCC International Ltd., which were contingent upon the close of the reverse merger with Standard Drilling. Please describe the terms of these transactions and provide us with your analysis of whether those acquisitions will be "significant" within the meaning of Article 3-05 of Regulation S-X. Please revise to clarify whether these acquisitions have closed or if they will close subsequent to the 40-for-1 reverse stock split. Clarify whether the shareholders of Home Training and MCC received or will receive shares of Standard Drilling or E-Factor. Also, please clarify the number of shares E-Factor or Standard Drilling issued or will issue to the shareholders of MCC and Home Training Initiative. Further, please clarify whether shares to be provided in either of these acquisitions are unavailable under the current capitalization structure and may be issued only upon the effective increase in authorized shares that you plan to implement by means of the reverse split.

7.   Please revise to clarify here and in other appropriate places that Messrs. Rector and Gilmoure will be issued 6,500,000 and 3,500,000 shares of Standard Drilling for services rendered. Please also clarify what services were provided by Messrs. Rector and Gilmoure and whether the shares will be issued on a post-split basis. Further, the shares issued to Mr. Rector and the debt forgiveness agreement signed as part of the share exchange agreement should be disclosed as a related party transaction.

8.   Please clarify here and in your preliminary information statement whether your acquisition with Home Training is contingent upon shareholder approval of the reverse stock split and the resultant increase of authorized and unreserved shares of common stock.

Business, page 5

General

9.   Please revise to describe the approximate revenues generated by your recent or pending acquisitions, EQmentor, MCC, and Home Training Initiative. In particular, please clarify the extent to which you have received payments under the "delivered learning contracts in excess of £1.3m in the last academic year …," for Home Training Initiative represents revenues and the periods in which the contract amounts have been received and are contracted to be received.

10.   Please revise this section to provide the disclosure required by Item 101(h)(4)(vii) and (x) of Regulation S-K.

Business Overview, page 4

11.   Please provide us supplemental copies of the reports or other source documentation that you cite on pages 5 through 7 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

E-Factor, page 4

12.   Please revise to clarify how you determined that you are the world's "largest" social network for entrepreneurs. Provide us support for this belief and clarify whether the criteria for being the "largest" network means the having the largest number of members, registered users, unique visitors, number of page views or results from evaluation of other criteria. To the extent other sites are significantly larger than you when evaluated based on these or other parameters, please inform us, with a view to disclosure.

13.   On page 13, you define "members" as "anyone who visits our website, regardless of whether or not they are a member." Please revise here and other appropriate places to clarify whether your 1 million members figure on page 4 refers to total visitors and/or unique visitors to your website, whether they are registered or not.   To balance your disclosure, please disclose the number of registered members, number of registered members that have recent activity, and the number of members that pay subscriptions, or similar disclosure. Also, please supplementally provide us support for these amounts.

Subsidiary

EQmentor, page 5

14.   Please file the merger agreement for the acquisition of EQmentor and describe the material terms and conditions of this agreement, or explain to us why they are not material. We note the reference in the Legal Proceedings section to the action instituted by a former EQmentor employee. Please describe all terms of the acquisition agreement that require material payments or issuances of securities to former shareholders of EQmentor.

Management's Discussion and Analysis, page 28

Overview

15.   Provide an overview section that describes your material events, trends, and uncertainties. We note, for example, that you appear to have severe liquidity issues, as described on pages 34 to 36, and need further financing, but it is unclear how you will be able to integrate or invest in your acquired businesses without further financing.

16.   Also, please provide a description of your key metrics. See SEC Release No. 33-8350 for more guidance.

17.   On page 29, you describe three methods of how you generate revenue: member fees, sponsorships, and advisory services. Please provide quantitative disclosure of the amount of revenues you generate under each of these methods either in your overview section or in your business section.

Liquidity and Capital Resources, page 35

18.   On page 32, you discuss your $96,000 monthly cash burn rate and your need for additional capital. Please revise your liquidity and capital resources section to quantify amounts of cash you will need to raise in the next 12 months to continue your operations and implement your business plans.

Security Ownership of Certain Beneficial Owners and Management, page 38

19.   It appears your beneficial ownership table is presented as if your 1-for 40 reverse stock split has been consummated, additional shares have been issued to your 18 E-Factor shareholders, and a portion of your preferred stock has been converted. Since these transactions cannot be consummated until your 1-for-40 reverse stock split has been approved by your shareholders and implemented, your beneficial table does not appear compliant with Item 403 of Regulation S-K and rule 13d-3. Revise accordingly. You may supplement the disclosure conforming to the requirements of Item 403 with additional columns or a separate table to show the post- 40-for-1 reverse stock split and subsequent transactions' impact on your beneficial ownership. Also, please disclose the total outstanding share amounts used to compute the ownership percentages.

20.   Please expand this section to disclose information responsive to Item 403 of Regulation S-K, as it applies to the beneficial ownership of your preferred stock.

21.   In light of the significant impact of the conversion of your preferred stock, on the total voting power to be exercised by Mr. Reinders and Ms. Freijsen please supplement the revised information you provide to respond to Item 403 with information showing the impact of the proposed changes in capital structure and performance of your obligations under the acquisition agreement on their voting posers.

Executive Compensation, page 43

22.   To the extent required, please expand this section to provide compensation disclosures for 2012 for up to two "most highly compensated executive officers" in addition to your chief executive officer. See paragraph (m)(2)(ii) of Item 402 of Regulation S-K and the related instruction 2 to Item 402(m)(2).

23.   Please clarify whether there are any employment agreements or arrangements with your named executive officers, or whether you plan on entering into such agreements in the near future.

Unregistered Sales of Equity Securities, page 51

24.   Please clarify whether E-Factor issued securities in the past three years and, if so, describe whether it relied on any exemptions from registration for those issuances.

Preliminary Information Statement

25.   Please revise your preliminary information statement to address any applicable comments above.

26.   Please revise your preliminary information statement to provide more details of your acquisition of Home Training Initiative and clarify whether you will seek a shareholder vote or seek written consents to approve of your acquisition.

27.   Please provide us an analysis supporting your apparent conclusion that your preliminary information statement is not required to contain information responsive to Item 14 of Schedule 14A as regards to your prospective Home Training Initiative transaction. In this regard, we note that the information statement relates to an effective increase in authorized shares that it appears may be used, in part, to effectuate the proposed business combination and that shareholder will not separately vote on that acquisition. See Item 1 of Schedule 14C, which provides that Note A to Schedule 14A is applicable to documents that must satisfy the requirements of Schedule 14C.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 for accounting and financial statement matters. You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via E-mail</u>
Elliott Taylor, Esq.